Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-234767
October 6, 2021

PepsiCo, Inc.
1.950% Senior Notes due 2031
2.625% Senior Notes due 2041
2.750% Senior Notes due 2051

Issuer:	PepsiCo, Inc.
Ratings (S&P / Moody’s):	A+ / A1 (Stable Outlook / Stable Outlook)
Trade Date:	October 6, 2021
Settlement Date (T+10):	October 21, 2021
Title of Securities:	1.950% Senior Notes due 2031	2.625% Senior Notes due 2041	2.750% Senior Notes due 2051
Aggregate Principal Amount Offered:	$1,250,000,000	$750,000,000	$1,000,000,000
Maturity Date:	October 21, 2031	October 21, 2041	October 21, 2051
Interest Payment Dates:	Semi-annually on each April 21 and October 21, commencing April 21, 2022	Semi-annually on each April 21 and October 21, commencing April 21, 2022	Semi-annually on each April 21 and October 21, commencing April 21, 2022
Benchmark Treasury:	1.250% due August 15, 2031	1.750% due August 15, 2041	2.375% due May 15, 2051
Benchmark Treasury Yield:	1.521%	2.015%	2.062%
Spread to Treasury:	+47 basis points	+62 basis points	+72 basis points
Re-offer Yield:	1.991%	2.635%	2.782%
Coupon:	1.950%	2.625%	2.750%
Price to Public:	99.630%	99.845%	99.352%
Optional Redemption:	Prior to July 21, 2031, make-whole call at Treasury rate plus 10 basis points; par call at any time on or after July 21, 2031	Prior to April 21, 2041, make-whole call at Treasury rate plus 10 basis points; par call at any time on or after April 21, 2041	Prior to April 21, 2051, make-whole call at Treasury rate plus 15 basis points; par call at any time on or after April 21, 2051
Net Proceeds to PepsiCo (Before Expenses):	$1,239,750,000	$744,150,000	$984,770,000
Use of Proceeds:	PepsiCo intends to use the net proceeds from this offering for general corporate purposes, including the repurchase of outstanding indebtedness and the repayment of commercial paper.
Day Count Fraction:	30/360	30/360	30/360

CUSIP / ISIN:	713448FE3 / US713448FE31	713448FF0 / US713448FF06	713448FG8 / US713448FG88
Minimum Denomination:	$2,000 and integral multiples of $1,000
Joint Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. Deutsche Bank Securities Inc. J.P. Morgan Securities LLC
Senior Co-Managers:	Goldman Sachs & Co. LLC HSBC Securities (USA) Inc. Mizuho Securities USA LLC Morgan Stanley & Co. LLC
Co-Managers:	ANZ Securities, Inc.
CastleOak Securities, L.P.
ING Financial Markets LLC
Loop Capital Markets LLC
PNC Capital Markets LLC
RBC Capital Markets, LLC
Siebert Williams Shank & Co., LLC
SG Americas Securities, LLC
UBS Securities LLC
U.S. Bancorp Investments, Inc.

An explanation of the significance of ratings may be obtained from the ratings agencies. Generally, ratings agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to review, revision, suspension, reduction or withdrawal at any time by S&P and Moody’s. Each of the security ratings above should be evaluated independently of any other security rating.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Deutsche Bank Securities Inc. toll-free at 1-800-503-4611 or J.P. Morgan Securities LLC at 1-212-834-4533 (collect).

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.